             U.S. SECURITIES EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                    ALLIANCE ONE INTERNATIONAL
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    018772103
                                 (CUSIP Number)

                                December 31, 2013
              Date of Event Which Requires Filing of this Statement

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

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1) Name of Reporting Person: Pioneer Global Asset Management S.p.A. (PGAM)

2)     Check the Appropriate Box     (a)
       of A Member of  Group
       (See Instructions)            (b)

3)     SEC Use Only

4)     Citizenship of Place of
       Organization                             Italy

         Number of                               (5)Sole Voting
         Shares                                   Power       0
         Beneficially Owned
         by Each Reporting
         Person With                             (6)Shared Voting
                                                 Power   1,896,889

                                                 [See Item 4 below.]

                                                 (7)Sole Disposi-
                                                  tive Power   0

                                                 (8)Shared Disposi-
                                                  tive Power 1,896,889

                                                  [See Item 4 below.]

9)   Aggregate Amount Beneficially     1,896,889

     Owned by Each                   [See Item 4 below.]
     Reporting Person

10)  Check if the aggregate Amount in Row (9) Exclude Certain Shares (See
     Instructions)

11)  Percent of Class Represented
     By Amount in Row 9.                     2.1%

12)  Type of Reporting
     Person (See Instructions)               FI

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1) Name of Reporting Person: Pioneer Investment Management, Inc. (PIM)

2)    Check the Appropriate Box     (a)
      of A Member of  Group
      (See Instructions)            (b)

3)    SEC Use Only

4)    Citizenship of Place of
      Organization                            Delaware

         Number of                               (5)Sole Voting
         Shares                                     Power         0
         Beneficially Owned
         by Each Reporting
         Person With                             (6)Shared Voting
                                                   Power            1,896,889
                                                   [See Item 4 below.]

                                                 (7)Sole Disposi-
                                                   tive Power      0

                                                  (8)Shared Disposi-
                                                    tive Power      1,896,889
                                                   [See Item 4 below.]

9)    Aggregate Amount Beneficially    1,896,889
      Owned by Each                  [See Item 4 below.]
      Reporting Person

10)   Check if the aggregate Amount in Row (9) Exclude Certain Shares (See
      Instructions)

11)   Percent of Class Represented
      By Amount in Row 9.                     2.1%

12)   Type of Reporting
      Person (See Instructions)               IA

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Item 1(a)         Name of Issuer.

                           ALLIANCE ONE INTERNATIONAL

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  8001 Aerial Center Parkway
                  Morrisville, NC 27560
                  United States

Item 2(a)         Name of Person Filing:

                     PGAM and PIM

Item 2(b)         Address of Principal Business Office:

           The principal business office for PGAM is:
           Galleria San Carlo 6
           Milan, Italy

           The principal business office for PIM is:
           60 State Street
           Boston, MA 02109

Item 2(c)  Citizenship:

           PGAM is organized under the laws of Italy.

           PIM is a corporation organized under the laws of the
           State of Delaware.

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         Cusip Number:

                  018772103

Item 3   The person filing this statement pursuant to Rule 13d-1(b)
         or 13d-2(b) is:

             PGAM is a parent holding company or control
             person in accordance with Section 240.13d-1(b)(1)(ii)(J).

             PIM is an investment adviser in accordance with Section
             240.13d-1(b)(1)(ii)(E).

Item 4.  Ownership.

(a) Amount Beneficially Owned: **

        PGAM: 1,896,889
        PIM: 1,896,889

(b) Percent of Class:

        PGAM: 2.1%
        PIM:  2.1%

(c) Number of shares as to which such person has

         (i) sole power to vote or to direct the vote: 0

         (ii) shared power to vote or to direct vote: **

        PGAM: 1,896,889
        PIM:  1,896,889

         (iii) sole power to dispose or to direct disposition of: 0

         (iv) shared power to dispose or to direct disposition: **

        PGAM: 1,896,889
        PIM:  1,896,889

**Shares  reported on this  Schedule  13G (the  Shares) are owned by  collective investment vehicles (Funds) advised by PIM. In their roles as investment manager or adviser to the Funds, PIM, possess  investment and/or voting control over the
Shares.

PIM is a direct  subsidiary of PGAM. PGAM is a limited liability company and the holding company  incorporating  all of the Pioneer  Investments asset management business  (including PIM) and may therefore,  be deemed to beneficially  own the
Shares.

PGAM and PIM disclaim beneficial ownership of the Shares except to the extent or their  respective  pecuniary  interests  therein,  if any.  The  filing  of this
Schedule 13G shall not be construed as an admission  that the Reporting  Persons are the  beneficial  owners of the Shares for any other  purposes  than  Section
13(d) of the Securities Exchange Act of 1934.

In  accordance  with  Securities  and Exchange  Commission  Release  No.34-39538
(January 12, 1998) (the"Release"),  this filing reflects the securities that may be deemed to be beneficially owned by the Reporting Persons,  each of which is a directly or indirectly owned subsidiary of Unicredit S.p.A. ("Unicredit").  This filing does not reflect securities,  if any,  beneficially owned by Unicredit or any other  subsidiaries of Unicredit whose ownership is disaggregated  from that of the Reporting Persons in accordance with the Release.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here: X

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported On By the Parent Holding Company.

         See Item 4.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

     By  signing  below PGAM  certifies  that to the best of its  knowledge  and belief, the foreign regulatory scheme applicable to it as a sub-holding  company for the asset  management  division in the UniCredit  Banking Group,  the latter being  regulated  by the  Bank of Italy  and the  Commissione  Nazionale  per le
Societa`e la Borsa  (CONSOB),  is  substantially  comparable  to the  regulatory scheme applicable to the functionally equivalent U.S. institution(s).  PGAM also undertakes to furnish to the Commission  staff,  upon request,  information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                  Date: February 6, 2014

                  Pioneer Global Asset Management S.p.A

                  By: /s/ Sandro Pierri
                  Name:   Sandro Pierri
                  Title:  CEO; Head of Asset Management Division

                  Pioneer Investment Management, Inc.

                  By: /s/ Jean M. Bradley
                  Name:   Jean M. BRadley
                  Title:  Chief Compliance Officer

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                                     EXHIBIT

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange
Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13G (including any and all amendments thereto) with respect to the
Common Stock of ALLIANCE ONE INTERNATIONAL and further agree to the filing of this agreement as an Exhibit thereto. Each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: February 6, 2014

Pioneer Global Asset Management S.p.A

By: /s/ Sandro Pierri
Name:   Sandro Pierri
Title:  CEO; Head of Asset Management Division

Pioneer Investment Management, Inc.

By: /s/ Jean M. Bradley
Name:   Jean M. Bradley
Title:  Chief Compliance Officer